UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PEROT SYSTEMS CORPORATION
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
714265105
(CUSIP Number)
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 3, 2009
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Dell Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		153,227,011

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		153,227,011

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,227,011

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAME OF REPORTING PERSON: Dell International LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		153,227,011

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		153,227,011

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,227,011

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

     This statement on Schedule 13D (this “Statement”) is filed by Dell Inc., a Delaware corporation (“Dell”), and its direct, wholly owned subsidiary, Dell International LLC, a Delaware limited liability company (“Dell LLC”), and relates to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems Corporation, a Delaware corporation (“Perot Systems”).
Item 1. Security and Issuer
     The class of equity securities to which this Statement relates is the Shares of Perot Systems. The principal executive offices of Perot Systems are located at 2300 West Plano Parkway, Plano, Texas 75075.
Item 2. Identity and Background
(a) — (c) This Statement is being filed by Dell and Dell LLC. Dell and Dell LLC are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.” The principal executive offices of Dell and Dell LLC are located at One Dell Way, Round Rock, Texas 78682. Dell is a leading technology solutions provider in the IT industry. Dell offers a broad range of products, including mobility products, desktop PCs, software and peripherals, servers and networking, and storage products.
Set forth on Schedule I to this Statement and incorporated herein by reference is the following information with respect to each director, manager and executive officer of Dell and Dell LLC:
(1)	name;

(2)	business address;

(3)	principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.
(d) — (e) During the past five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors, managers and executive officers identified on Schedule I to this Statement, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Considerations
     The information set forth in “Section 9. Source and Amount of Funds” in the Offer to Purchase (as defined in Item 4) is incorporated herein by reference.
Item 4. Purpose of Transaction
     Dell, DII — Holdings Inc., a Delaware corporation and direct wholly owned subsidiary of Dell LLC (the “Purchaser”), and Perot Systems entered into an Agreement and Plan of Merger dated

September 20, 2009, as amended (the “Merger Agreement”), for the purpose of Dell’s acquisition of all of the issued and outstanding Shares. Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a purchase price of $30.00 per Share, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 2009 (the “Offer to Purchase”), incorporated by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Dell and the Purchaser with the Securities and Exchange Commission (the “Commission”) on October 2, 2009 (as amended, the “Schedule TO”), and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(1)(B) of the Schedule TO.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Section 6. Price Range of Shares; Dividends,” “Section 10. Background of the Offer; Past Contacts or Negotiations with Perot Systems,” “Section 11. The Transaction Agreements,” “Section 12. Purpose of the Offer; Plans for Perot Systems,” “Section 13. Certain Effects of the Offer” and “Section 14. Dividends and Distributions” is incorporated herein by reference.
     The Offer expired at 12:00 midnight, New York City time, on Monday, November 2, 2009. Based upon information provided by BNY Mellon Shareowner Services, the depositary for the Offer, approximately 108,774,629 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, representing approximately 87.7% of the Shares outstanding as of November 2, 2009. The depositary also informed Dell that, as of the expiration of the Offer, it had received commitments to tender 3,961,266 additional Shares under the guaranteed delivery procedures for the Offer. On November 3, 2009, the Purchaser accepted for payment all validly tendered and not properly withdrawn Shares (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedure) and promptly made payment for such Shares in accordance with the terms and conditions of the Offer and applicable law.
     Following the Purchaser’s acceptance for payment of all validly tendered and not properly withdrawn Shares on November 3, 2009, pursuant to the terms of the Merger Agreement, the Purchaser merged with and into Perot Systems (the “Merger”) in accordance with the provisions of Delaware law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the stockholders of Perot Systems. In order to complete the Merger as a “short form” merger under Delaware law, on November 3, 2009 the Purchaser exercised its “top-up” option pursuant to the Merger Agreement, which permitted it to purchase additional Shares directly from Perot Systems for $30.00 per Share, the same price paid in the Offer. In the Merger, each Share not purchased in the Offer (other than shares held in treasury or reserved for issuance by Perot Systems and Shares held by Dell or the Purchaser or direct or indirect subsidiaries of Dell or Perot Systems, all of which were cancelled and extinguished, and Shares held by stockholders who validly exercise their appraisal rights under Delaware law) was converted into the right to receive in cash $30.00 per Share, without interest thereon and less applicable withholding or stock transfer taxes. Following the Merger, Perot Systems became a direct, wholly owned subsidiary of Dell LLC and an indirect, wholly owned subsidiary of Dell. In connection with the consummation of the Merger, Perot Systems requested that the New York Stock Exchange file with the Securities and Exchange Commission an application on Form 25 to remove the Shares from listing on the New York Stock Exchange and to deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended. Consequently, trading of the Shares on the New York Stock Exchange was suspended prior to market opening on November 4, 2009. The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement, as amended by the First Amendment to the Merger Agreement, copies of which are referenced as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.
     In connection with the Merger, each of the members of Perot Systems’ board of directors resigned, and Janet B. Wright, a designee of Dell, was appointed the sole director of the Purchaser.

     Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, neither of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interests in the Securities of the Purchaser
(a) — (b) As a result of the purchase of the Shares pursuant to the Offer, immediately following the acceptance of the Shares on November 3, 2009, the Purchaser beneficially owned 108,774, 629 Shares, representing approximately 87.7% of the Shares outstanding on November 2, 2009 (excluding an additional 3,961,266 Shares tendered pursuant to the Offer’s guaranteed deliver procedure). In order to complete the Merger as a “short form” merger under Delaware law, on November 3, 2009, the Purchaser exercised its “top-up” option pursuant to the Merger Agreement to purchase Shares, and accordingly, Perot Systems issued 29,129,681 Shares at a price of $30.00 per Share, which resulted in an aggregate purchase price for such Shares of $873,890,430 (the “Purchase Price”). The Purchaser paid the Purchase Price for the “top-up” option Shares by delivery to Perot Systems of $291,296.81 in cash and a one-year promissory note in the principal amount of $873,599,133.19.
     Following the Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares and the issuance of the Shares to the Purchaser pursuant to the exercise of the Purchaser’s “top-up” option, on November 3, 2009 the Purchaser merged with and into Perot Systems and each share of common stock, par value $0.01 per share, of the Purchaser that was issued and outstanding immediately prior to the Merger was converted into one share of common stock, par value $0.01 per share, of Perot Systems, as the surviving corporation. As a result of the Merger, the Reporting Persons beneficially own 153,227,011 Shares, representing 100.00% of the issued and outstanding shares of Perot Systems. Dell and Dell LLC each have sole voting and dispositive power of all the Shares by virtue of the fact that Dell LLC, the record holder of the Shares, is a direct, wholly owned subsidiary of Dell.
(c) The information set forth in Item 4 is incorporated herein by reference.
(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as set forth in Item 4, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Perot Systems.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Agreement and Plan of Merger, dated as of September 20, 2009, by and among Dell Inc., DII — Holdings Inc. and Perot Systems Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.

Exhibit 2	First Amendment, dated September 30, 2009, to Agreement and Plan of Merger, dated as of September 20, 2009, by and among Dell Inc., DII — Holdings Inc. and Perot Systems Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dell Inc. on October 1, 2009.

Exhibit 3	Offer to Purchase dated as of October 2, 2009, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Dell Inc. on October 2, 2009, as amended.

Exhibit 4	Letter of Transmittal dated as of October 2, 2009, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Dell Inc. on October 2, 2009, as amended.

Exhibit 5	Joint Filing Agreement dated November 6, 2009, among Dell Inc. and Dell International LLC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Assistant Secretary

DELL INTERNATIONAL LLC

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Manager
Date: November 6, 2009

SCHEDULE I
DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS OF DELL AND DELL LLC
1. DIRECTORS AND EXECUTIVE OFFICERS OF DELL
The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Dell are set forth below. The business address and phone number of each such director and executive officer is Dell Inc., One Dell Way, Round Rock, Texas 78682, (800) 289-3355. All directors and executive officers listed below are citizens of the United States.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
James W. Breyer Director	48	Mr. Breyer has been a director of Dell since April 2009. Mr. Breyer is currently a Partner with Accel Partners in Palo Alto, California. Mr. Breyer has been an investor in over thirty consumer internet, media, and technology companies that have completed public offerings or successful mergers. Prior to his joining Accel in 1985, Mr. Breyer worked as a management consultant at McKinsey & Company and in product marketing and management at Apple Computer and Hewlett Packard. Mr. Breyer is currently on the Board of Directors of Wal-Mart Stores, Inc., where he is the Lead/Presiding Independent Director. He also serves on the board of Marvel Entertainment where he is the founding Chairman of the Strategic Planning Committee. He is on the board of several private companies such as Facebook, and is on the Strategic Investment Committee/Board of Accel-KKR, IDG-Accel China Funds, and Facebook Seed Fund. Mr. Breyer is also on the Board of the Associates of the Harvard Business School, Pacific Community Ventures, Stanford Technology Ventures Program, Technet, and is a Trustee of the San Francisco Museum of Modern Art and of The Menio School. In addition, Mr. Breyer is Chairman of the Stanford Engineering Venture Fund.

Donald J. Carty Director	62	Mr. Carty has served as director of Dell since December 1992. Mr. Carty is the former Vice Chairman and Chief Financial Officer of Dell, having held that office from January 2007 until June 2008. In that role, he was responsible for all finance functions, including controller, corporate planning, tax, treasury operations, investor relations, corporate development, risk management, and corporate audit. Mr. Carty was the Chairman and Chief Executive Officer of AMR Corporation and American Airlines from 1998 until his retirement in 2003. He served in a variety of executive positions with AMR Airline Group and American Airlines from 1978 to 1985 and from 1987 to 1999. Mr. Carty was President and Chief Executive Officer of CP Air in Canada from 1985 to 1987. After his retirement from AMR and American in 2003, Mr. Carty was engaged in numerous business and private investment activities with a variety of companies. Mr. Carty is also a director of Barrick Gold Corporation, Hawaiian Holdings L.L.C., Gluskin Sheff and Associates, and Talisman Energy Inc.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
William H. Gray, III Director	68	Mr. Gray has been a director of Dell since November 2000. Mr. Gray is co-Chairman of Gray-Loeffler (a consulting and advisory firm), a position he has held since August 2004. Mr. Gray was President and Chief Executive Officer of The College Fund/UNCF (educational assistance) from 1991 until he retired in June 2004. He was a member of the United States House of Representatives from 1979 to 1991. During his tenure, he was Chairman of the House Budget Committee, a member of the Appropriations Committee and Chairman of the House Democratic Caucus and Majority Whip. He is an ordained Baptist Minister and last pastored at Bright Hope Baptist Church of Philadelphia from 1972 until 2007. Mr. Gray is also a director of J.P. Morgan Chase & Co., Prudential Financial Inc., Visteon Corporation and Pfizer Inc.

Judy C. Lewent Director	60	Ms. Lewent has served as a director of Dell since May 2001. Until September 2007, Ms. Lewent served as the Executive Vice President, Chief Financial Officer of Merck & Co., Inc. She served as Chief Financial Officer of Merck starting in 1990 and also held various other financial and management positions after joining Merck in 1980. Ms. Lewent is also a director of Motorola, Inc. and Thermo Fisher Scientific Inc. Ms. Lewent is a trustee and the chairperson of the audit committee of the Rockefeller Family Trust, a life member of the Massachusetts Institute of Technology Corporation and a member of the American Academy of Arts and Sciences.

Thomas W. Luce, III Director	69	Mr. Luce has served as a director of Dell since September 2006 and also from November 1991 to September 2005. Mr. Luce currently serves as President, Chief Executive Officer, and Director of the National Math and Science Initiative Inc., a not-for-profit organization dedicated to expanding programs that have a proven positive impact on math and science education. He served as United States Assistant Secretary of Education for Planning, Evaluation and Policy Development from July 1, 2005, until his resignation September 1, 2006. From 1997 until 2005, Mr. Luce was a partner of the business advisory firm Luce & Williams, Ltd. Mr. Luce was a founding partner and managing partner of the law firm of Hughes & Luce, LLP from 1973 until his retirement from the firm in 1997, and was Of Counsel with that law firm until December 2003.

Klaus S. Luft Director	67	Mr. Luft has served as a director of Dell since March 1995. Mr. Luft is the founder and Chairman of the Supervisory Board of Artedona AG, a privately held mail order e-commerce company established in 1999 and headquartered in Munich, Germany. He is also owner and President of Munich-based MATCH — Market Access Services GmbH & Co.,

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
		KG. Since August 1990, Mr. Luft has served as Vice Chairman and International Advisor to Goldman Sachs Europe Limited. From March 1986 to November 1989, he was Chief Executive Officer of Nixdorf Computer AG, where he served for more than 17 years in a variety of executive positions in marketing, manufacturing, and finance. Mr. Luft is the Honorary Consul of the Republic of Estonia in the State of Bavaria.

Alex J. Mandl Director	65	Mr. Mandl has served as a director of Dell since November 1997. Mr. Mandl is currently the non-Executive Chairman of Gemalto, a company resulting from the merger of Axalto Holding N.V. and Gemplus International S.A. From June 2006 until December 2007, Mr. Mandl served as Executive Chairman of Gemalto. Before June 2006, Mr. Mandl was President, Chief Executive Officer and a member of the Board of Directors of Gemplus, positions he held since August 2002. He has served as Principal of ASM Investments, a company focusing on early stage funding in the technology sector, since April 2001. From 1996 to March 2001, Mr. Mandl was Chairman and CEO of Teligent, Inc., which offered business customers an alternative to the Bell Companies for local, long distance and data communication services. Mr. Mandl was AT&T’s President and Chief Operating Officer from 1994 to 1996, and its Executive Vice President and Chief Financial Officer from 1991 to 1993. From 1988 to 1991, Mr. Mandl was Chairman of the Board and Chief Executive Officer of Sea-Land Services Inc. Mr. Mandl is also a board member of Hewitt Associates, Inc., Horizon Lines, Inc. and Visteon Corporation.

Santanu Narayen Director	46	Mr. Narayen is president and chief executive officer of Adobe Systems Incorporated. Prior to his appointment as CEO in December of 2007, Narayen was Adobe’s president and Chief Operating Officer. Previously, he held key product research and development positions within Adobe, including executive vice president of worldwide products, senior vice president of worldwide product development and vice president and general manager of the engineering technology group. Before joining Adobe in 1998, he was a co-founder of Pictra, Inc., an early pioneer of digital photo sharing over the Internet. Prior to that, he served as director of desktop and collaboration products at Silicon Graphics, Inc. and held various senior management positions at Apple Computer, Inc.

Sam Nunn Director	71	Mr. Nunn has served as a director of Dell since December 1999. Mr. Nunn is Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative (NTI), a charitable organization working to reduce the global threats from nuclear, biological and chemical weapons. He was a Senior Partner at the law firm of King & Spalding, Atlanta, Georgia,

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
		from 1997 until 2003. From 1972 through 1996, he served as a United States Senator from Georgia. During his tenure as Senator, he served as Chairman of the Senate Armed Services Committee and the Permanent Subcommittee on Investigations. He also served on the Intelligence and Small Business Committees. Mr. Nunn also serves as a director of Chevron Corporation, The Coca-Cola Company and General Electric Company.

Michael S. Dell Chairman of the Board and Chief Executive Officer	44	Mr. Dell currently serves as Chairman of the Board and Chief Executive Officer of Dell. He has held the title of Chairman of the Board since he founded Dell in 1984. Mr. Dell served as Chief Executive Officer of Dell from 1984 until July 2004 and resumed that role in January 2007. He serves on the Foundation Board of the World Economic Forum, serves on the executive committee of the International Business Council, and is a member of the U.S. Business Council. He also sits on the governing board of the Indian School of Business in Hyderabad, India.

Bradley R. Anderson Senior Vice President, Enterprise Product Group	50	Mr. Anderson joined Dell in July 2005 and has served as Senior Vice President, Enterprise Product Group since January 2009. In this role, he is responsible for worldwide engineering, design, development and marketing of Dell’s enterprise products including servers, networking and storage systems. From July 2005 until January 2009, Mr. Anderson served as Senior Vice President, Business Product Group. Prior to joining Dell, Mr. Anderson was Senior Vice President and General Manager of the Industry Standard Servers business at Hewlett-Packard Company (“HP”), where he was responsible for HP’s server solutions. Previously, he was Vice President of Server, Storage, and Infrastructure for HP, where he led the team responsible for server, storage, peripheral, and infrastructure products. Before joining HP in 1996, Mr. Anderson held top management positions at Cray Research in executive staff, field marketing, sales, finance, and corporate marketing. Mr. Anderson earned a Bachelor of Science in Petroleum Engineering from Texas A&M University and a Master of Business Administration from Harvard University. He serves on the Texas A&M Look College of Engineering Advisory Council.

Paul D. Bell President, Global Public	49	Mr. Bell has been with Dell since 1996 and currently serves as President, Global Public. In this role he is responsible for leading the teams that help governments, education, healthcare and other public organizations make full use of Information Technology. From March 2007 until January 2009, Mr. Bell served as Senior Vice President and President, Americas. In this role, Mr. Bell was responsible for all sales

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
		and customer support operations across the Americas region other than our consumer business. From February 2000 until March 2007, Mr. Bell served as Senior Vice President and President, Europe, Middle East, and Africa. Prior to this, Mr. Bell served as Senior Vice President, Home and Small Business. Prior to joining Dell in July 1996, Mr. Bell was a management consultant with Bain & Company for six years, including two years as a consultant on our account. Mr. Bell received Bachelor’s degrees in Fine Arts and Business Administration from Pennsylvania State University and a Master of Business Administration degree from the Yale School of Organization and Management.

Jeffrey W. Clarke Vice Chairman, Operations and Technology	46	Mr. Clarke currently serves as Vice Chairman, Operations and Technology. In this role he is responsible for worldwide engineering, design and development of Dell’s business client products, including Dell OptiPlex Desktops, Latitude Notebooks and Precision Workstations, and production of all company products worldwide. From January 2003 until January 2009, Mr. Clarke served as Senior Vice President, Business Product Group. Mr. Clarke joined Dell in 1987 as a quality engineer and has served in a variety of engineering and management roles. In 1995 Mr. Clarke became the director of desktop development, and from November 2001 to January 2003 he served as Vice President and General Manager, Relationship Product Group. Mr. Clarke received a Bachelor’s degree in Electrical Engineering from the University of Texas at San Antonio.

Andrew C. Esparza Senior Vice President, Human Resources	51	Mr. Esparza joined Dell in 1997 as a director of Human Resources in the Product Group. He was named Senior Vice President, Human Resources in March 2007 and was named an executive officer in September 2007. In this role, he is responsible for driving the strategy and supporting initiatives to attract, motivate, develop, and retain world-class talent in support of Dell’s business goals and objectives. He also has responsibility for corporate security and corporate responsibility on a worldwide basis. He currently is an executive sponsor for aDellante, Dell’s internal networking group responsible for the development of Hispanic employees within the company. Prior to joining Dell, he held human resource positions with NCR Corporation from 1985 until 1997 and Bechtel Power Corporation from 1981 until 1985. Mr. Esparza earned a Bachelor’s degree in Business Administration with a concentration in Human Resource Management from San Diego State University.

Stephen J. Felice President, Global Small and Medium Business	52	Mr. Felice currently serves as President, Global Small and Medium Business. Mr. Felice leads the Dell organization that creates and delivers specific solutions and technology to more than 72 million small and medium-sized businesses globally.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
		From March 2007 until January 2009, Mr. Felice served as Senior Vice President and President, Asia Pacific-Japan, after having served as Vice President, Asia Pacific-Japan since August 2005. Mr. Felice was responsible for Dell’s operations throughout the APJ region, including sales and customer service centers in Penang, Malaysia, and Xiamen, China. Mr. Felice joined Dell in February 1999 and has held various executive roles in Dell’s sales and consulting services organizations. From February 2002 until July 2005, Mr. Felice was Vice President, Corporate Business Group, Dell Americas. Prior to joining Dell, Mr. Felice served as Chief Executive Officer and President of DecisionOne Corp. Mr. Felice also served as Vice President, Planning and Development, with Bell Atlantic Customer Services, and he spent five years with Shell Oil in Houston. Mr. Felice holds a Bachelor’s degree in Business Administration from the University of Iowa and a Master of Business Administration degree from the University of Houston.

Ronald G. Garriques President, Global Consumer	45	Mr. Garriques joined Dell in February 2007 as President, Global Consumer Group. In this role he is responsible for Dell’s portfolio of consumer products, including desktops, notebooks, software and peripherals as well as product design and sales. Before joining Dell, Mr. Garriques served in various leadership roles at Motorola from February 2001 to February 2007, where he was most recently Executive Vice President and President, responsible for the Mobile Devices division. He was also Senior Vice President and General Manager of the Europe, Middle East, and Africa region for the Personal Communications Services division, and Senior Vice President and General Manager of Worldwide Products Line Management for the Personal Communications Services division. Prior to joining Motorola, Mr. Garriques held management positions at AT&T Network Systems, Lucent Technologies, and Philips Consumer Communications. Mr. Garriques holds a Master’s degree in Business Administration from The Wharton School at the University of Pennsylvania, a master’s degree in Mechanical Engineering from Stanford University, and a Bachelor’s degree in Mechanical Engineering from Boston University.

Brian T. Gladden Senior Vice President and Chief Financial Officer	44	Mr. Gladden serves as Senior Vice President and Chief Financial Officer (“CFO”). In this role, he is responsible for all aspects of Dell’s finance function including accounting, financial planning and analysis, tax, treasury, audit, information technology, and investor relations, and is also responsible for our global information systems and technology structure. Prior to joining Dell in June 2008, Mr. Gladden was President and CEO of SABIC Innovative Plastics Holding BV. Prior to joining SABIC Innovative Plastics, Mr. Gladden spent nearly 20 years with General

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
		Electric (“GE”) in a variety of financial and management leadership roles. During his career with the company, he served as Vice President and General Manager of GE Plastics’ resin business, CFO of GE Plastics and Vice President and CFO of GE Medical Systems Healthcare IT business. He was named a GE corporate officer in 2002 and had formerly served on GE’s corporate audit staff for five years. Mr. Gladden earned a Bachelor of Science degree in Business Administration and Finance from Millersville University in Millersville, PA.

Erin Nelson Vice President, Chief Marketing Officer	40	Ms. Nelson currently serves as Vice President and Chief Marketing Officer (“CMO”). In this role she is responsible for customer relationship management, communications, brand strategy, core research and analytics, and overall marketing agency management. Before becoming CMO in January 2009, Ms. Nelson spent three years in Europe, most recently as Vice President of Marketing for Dell’s business in Europe, the Middle East and Africa. Since joining Dell in 1999, she has held progressive leadership positions in U.S. consumer marketing, U.S. public sales, EMEA home and small-business marketing, as well as eBusiness. Prior to joining Dell, Ms. Nelson held positions in brand management at Procter & Gamble, corporate strategy at PepsiCo, and as a management consultant with A.T. Kearney. Ms. Nelson earned a Bachelor’s degree in Business Administration with a concentration in International Business and Marketing from the University of Texas at Austin.

Stephen F. Schuckenbrock President, Global Large Enterprise	49	Mr. Schuckenbrock currently serves as President, Global Large Enterprise, leading the delivery of innovative and globally consistent Dell solutions and services to the world’s largest corporate IT users. Mr. Schuckenbrock joined Dell in January 2007 as Senior Vice President and President, Global Services. In September 2007, he assumed the additional role of Chief Information Officer, and served in those roles until January 2009. In those roles, he was responsible for all aspects of Dell’s services business, with worldwide responsibility for Dell enterprise service offerings, and was also responsible for Dell’s global information systems and technology structure. Prior to joining Dell, Mr. Schuckenbrock served as Co-Chief Operating Officer and Executive Vice President of Global Sales and Services for Electronic Data Systems Corporation (“EDS”). Before joining EDS in 2003, he was Chief Operating Officer of The Feld Group, an information technology consulting organization. Mr. Schuckenbrock served as Global Chief Information Officer for PepsiCo from 1998 to 2000. Mr. Schuckenbrock earned a Bachelor’s degree in Business Administration from Elon University.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
Lawrence P. Tu Senior Vice President, General Counsel and Secretary	55	Mr. Tu joined Dell as Senior Vice President, General Counsel and Secretary in July 2004, and is responsible for overseeing Dell’s global legal department, governmental affairs and ethics department. Before joining Dell, Mr. Tu served as Executive Vice President and General Counsel at NBC Universal for three years. Prior to his position at NBC, he was a partner with the law firm of O’Melveny & Myers LLP, where he focused on energy, technology, internet, and media related transactions. He also served five years as managing partner of the firm’s Hong Kong office. Mr. Tu’s prior experience also includes serving as General Counsel Asia-Pacific for Goldman Sachs, attorney for the U.S. State Department, and law clerk for U.S. Supreme Court Justice Thurgood Marshall. Mr. Tu holds Juris Doctor and Bachelor of Arts degrees from Harvard University, as well as a Master’s degree from Oxford University, where he was a Rhodes Scholar.
2. MANAGER AND EXECUTIVE OFFICERS OF DELL LLC.
The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the manager and each of the executive officers of Dell LLC are set forth below. The business address and phone number of each such manager and executive officer is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682, (800) 289-3355. All managers and executive officers listed below are citizens of the United States.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
Michael S. Dell Chairman and Chief Executive Officer	44	See Mr. Dell’s information above under “Directors and Executive Officers of Dell.”

Brian T. Gladden Senior Vice President and Chief Financial Officer	44	See Mr. Gladden’s information above under “Directors and Executive Officers of Dell.”

Lawrence P. Tu Senior Vice President, General Counsel and Secretary	54	See Mr. Tu’s information above under “Directors and Executive Officers of Dell.”

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
Gary E. Bischoping, Jr. Vice President, Treasurer	41	Mr. Bischoping was appointed Treasurer of Dell Inc. in February 2009. In this role, he is responsible for the company’s capital structure, foreign-exchange and interest-rate management, as well as global banking relationships, investments, cash and asset management. He joined Dell in 2000 spent 6 years in Treasury and has held several operational finance roles over the last 3 years at Dell. Before Dell, Gary was an Associate at Stern Stewart & Co. He holds an MBA from the University of Rochester and a B.S in Accounting from SUNY Oswego.

James L. Fitzgerald Vice President, Tax	63	Jim Fitzgerald joined Dell In November 2002 as Vice President of Global Tax and Administration. In this role, Mr. Fitzgerald has overall management responsibility globally for all areas of tax. He manages a tax staff that exceeds 100 tax professionals located in 11 countries. Mr. Fitzgerald holds a Masters in Laws of Taxation from New York University School of Law, a JD from Loyola University School of Law and a BA in Business Administration from Pacific University.

Janet B. Wright Sole Manager and Assistant Secretary	45	Ms. Wright was appointed Director — Corporate Legal, General Corporate Counsel and Assistant Secretary of Dell Inc. in April 2008. She is primarily responsible for Dell’s corporate securities, corporate finance, corporate governance and general corporate matters. Ms. Wright joined Dell in March of 1999 and has held various roles in the legal department. Prior to joining Dell, Ms. Wright spent 10 years in private practice. She holds a JD from the Southern Methodist University School of Law and a BBA in Finance from the University of Oklahoma.